                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 5)*

                             Coram Healthcare Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    218103109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Richard F. Levy, Esq.
                                Altheimer & Gray
                              10 South Wacker Drive
                             Chicago, Illinois 60606
                                 (312) 715-4600
                           --------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               OCTOBER 16, 2000
                           --------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

--------------------------------------------------------------------------------
        CUSIP No. 218103109          13D         Page 2 of 21 Pages
                  ---------
--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Jerome Blank

--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  800,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------
                               9.   SOLE DISPOSITIVE POWER: 800,000

                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          800,000

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 1.6% (1)
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  IN

--------------------------------------------------------------------------------


(1) Based on 49,638,452 shares of Common Stock outstanding as of November 20, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------
        CUSIP No. 218103109          13D         Page 3 of 21 Pages
                  ---------
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        AEOW '96, L.L.C.

--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: California

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 50,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------
                               9.   SOLE DISPOSITIVE POWER: 50,000
                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,000

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1% (1)
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  OO (a California limited liability company)

--------------------------------------------------------------------------------


(1) Based on 49,638,452 shares of Common Stock outstanding as of November 20, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------
        CUSIP No. 218103109          13D         Page 3 of 21 Pages
                  ---------
--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        Andrew Blank

--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION:  United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  250,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------
                               9.   SOLE DISPOSITIVE POWER:  250,000

                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 250,000

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.5% (1)
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  IN


--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of November 20, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------
        CUSIP No. 218103109          13D         Page 4 of 21 Pages
                  ---------
--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Harry Heller Falk

--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  45,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------
                               9.   SOLE DISPOSITIVE POWER:  45,000

                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          45,000

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
          less than 0.1% (1)

--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  IN


--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of November 20, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------
        CUSIP No. 218103109          13D         Page 5 of 21 Pages
                  ---------
--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        F. Philip Handy

--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  500,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------
                               9.   SOLE DISPOSITIVE POWER: 500,000

                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 500,000

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  1.0% (1)
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  IN


--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of November 20, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------
        CUSIP No. 218103109          13D         Page 6 of 21 Pages
                  ---------
--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

        Heller Family Limited Partnership

--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Florida

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 350,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------
                               9.   SOLE DISPOSITIVE POWER: 350,000

                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 350,000

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.7% (1)
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  OO (a Florida limited partnership)


--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of November 20, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------
         CUSIP No. 218103109          13D         Page 7 of 21 Pages
                   ---------
--------------------------------------------------------------------------------
 1.      NAME OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
         Bernard Osher Trust UTA dated 3-8-88

--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:           (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION: California

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 1,500,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 50,000
              PERSON
               WITH         ----------------------------------------------------
                               9.   SOLE DISPOSITIVE POWER: 1,500,000

                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER: 50,000

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,550,000

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.1% (1)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON:  OO (a California trust)


--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of November 20, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------
        CUSIP No. 218103109          13D         Page 8 of 21 Pages
                  ---------
--------------------------------------------------------------------------------
 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        JB Capital Management, Inc.

--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Florida

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: -0-
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 50,000
              PERSON
               WITH         ----------------------------------------------------
                               9.   SOLE DISPOSITIVE POWER: -0-

                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER: 50,000

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 50,000

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.1% (1)
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  CO


--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of November 20, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------
         CUSIP No. 218103109          13D         Page 9 of 21 Pages
                   ---------
--------------------------------------------------------------------------------

 1.      NAME OF REPORTING PERSON
         IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

         Bernard Osher

--------------------------------------------------------------------------------
 2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
 3.      SEC USE ONLY

--------------------------------------------------------------------------------
 4.      SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------
 6.      CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 1,500,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER: 50,000
              PERSON
               WITH         ----------------------------------------------------
                               9.   SOLE DISPOSITIVE POWER: 1,500,000

                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER: 50,000

--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,550,000

--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.1% (1)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON:  IN


--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of November 20, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------
        CUSIP No. 218103109          13D         Page 10 of 21 Pages
                  ---------
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        RHH Company

--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Florida

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER: 350,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------
                               9.   SOLE DISPOSITIVE POWER: 350,000

                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 350,000

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 0.7% (1)
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  CO


--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of November 20, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------
        CUSIP No. 218103109          13D         Page 11 of 21 Pages
                  ---------
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        Richard L. Haydon

--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  942,909
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------
                               9.   SOLE DISPOSITIVE POWER: 942,909

                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:   770,500

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          1,713,409

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.5% (1)
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  IN


--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of November 20, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------
        CUSIP No. 218103109          13D         Page 12 of 21 Pages
                  ---------
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        Bedford Oak Partners, L.P.

--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  1,785,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------
                               9.   SOLE DISPOSITIVE POWER: 1,785,000

                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:    -0-

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          1,785,000

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.6% (1)
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  OO (a Delaware Limited Partnership)


--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of November 20, 2000, as reported in the Issuer's most recent Form 10-Q.

-------------------------------------------------------------------------------
        CUSIP No. 218103109          13D         Page 13 of 21 Pages
                  ---------
-------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        Bedford Oak Advisors, LLC

--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  1,785,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------
                               9.   SOLE DISPOSITIVE POWER: 1,785,000

                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          1,785,000

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.6% (1)
--------------------------------------------------------------------------------
14.       TYPE OF REPORTING PERSON:  OO (a Delaware limited liability company)


--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of November 20, 2000, as reported in the Issuer's most recent Form 10-Q.

--------------------------------------------------------------------------------
        CUSIP No. 218103109          13D         Page 14 of 21 Pages
                  ---------
--------------------------------------------------------------------------------

 1.     NAME OF REPORTING PERSON
        IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
        Harvey P. Eisen

--------------------------------------------------------------------------------
 2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (a) / /
                                                                     (b) /X/
--------------------------------------------------------------------------------
 3.     SEC USE ONLY

--------------------------------------------------------------------------------
 4.     SOURCE OF FUNDS: Not applicable

--------------------------------------------------------------------------------
 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

                                                                         / /
--------------------------------------------------------------------------------
 6.     CITIZENSHIP OR PLACE OF ORGANIZATION: United States

                            ----------------------------------------------------
            NUMBER OF
              SHARES           7.   SOLE VOTING POWER:  1,785,000
           BENEFICIALLY
             OWNED BY       ----------------------------------------------------
               EACH
            REPORTING          8.   SHARED VOTING POWER:   -0-
              PERSON
               WITH         ----------------------------------------------------
                               9.   SOLE DISPOSITIVE POWER: 1,785,000

                            ----------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER:   -0-

--------------------------------------------------------------------------------
11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
          1,785,000

--------------------------------------------------------------------------------
12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES:                                                / /

--------------------------------------------------------------------------------
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 3.6% (1)
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON:  IN


--------------------------------------------------------------------------------
(1) Based on 49,638,452 shares of Common Stock outstanding as of November 20, 2000, as reported in the Issuer's most recent Form 10-Q.

Item 1.  SECURITY AND ISSUER.

         This statement constitutes Amendment No. 5 to the Statement on
Schedule 13D (the "Schedule 13D") filed with the Securities Exchange Commission ("SEC") on July 18, 2000, as amended by that certain Amendment No. 1 filed with the SEC on July 27, 2000, as amended by that certain Amendment No. 2 filed with the SEC on August 18, 2000, as amended by that certain Amendment No. 3 filed with the SEC on September 1, 2000, as amended by that certain Amendment No. 4 filed with the SEC on October 13, 2000 and relates to the shares of common stock, $0.001 par value (the "Common Stock") of Coram Healthcare Corp., a Delaware corporation ("Issuer"). As further described in Items 2 and 5 below, the Schedule 13D, as previously amended, is terminated as of the date of this Amendment and is no longer in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Schedule 13D.

         The principal executive offices of Issuer are located at 1125 Seventeenth Street, Suite 2100, Denver, Colorado 80202.

Item 2.  IDENTITY AND BACKGROUND.

         The first three (3) paragraphs of Item 2 are amended and restated to read in their entirety as follows:

         Pursuant to Rule 13d-1(k)(1) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned previously filed a
Schedule 13D on behalf of Jerome Blank ("Mr. J. Blank"), Andrew Blank ("Mr. A. Blank"), AEOW `96, LLC, a California limited liability company ("AEOW"), Harry Heller Falk ("Mr. Falk"), F. Philip Handy ("Mr. Handy"), Heller Family Limited Partnership, a Florida limited partnership ("Heller L.P."), the Bernard Osher Trust UTA dated 3-8-88, a California trust ("Osher Trust"), JB Capital Management, Inc., a Florida Corporation ("JB Capital"), Bernard Osher ("Mr. Osher"), the RHH Company, a Florida Corporation ("RHH") and Richard L. Haydon ("Mr. Haydon"). Mr. J. Blank, Mr. A. Blank, AEOW, Mr. Falk, Mr. Handy, the Heller L.P., the Osher Trust, JB Capital, Mr. Osher, RHH and Mr. Haydon are sometimes hereinafter referred to collectively as the "Reporting Persons."

         As described in Item 4 below, the Reporting Persons were concerned that the Issuer was considering a restructuring that, absent representation of their interests, would have been materially detrimental to them.

         In their efforts to protect their interests, the Reporting Persons engaged in actions directly or through agents such that they may have been deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. In any event, if any such group ever existed, it was terminated not later than the appointment of an equity committee in Coram's bankruptcy proceeding as discussed in more detail in Item 4. Neither the present filing nor anything contained herein shall be construed as (i) an admission that the Reporting Persons constitute or constituted a "person" or "group" for any purpose or (ii) an admission that any of the Reporting Persons are or were, for the purposes of
Section 13(d) or 13(g) of the Act, beneficial owners of any of the securities owned by any other Reporting Persons. Pursuant to Rule 13d-1(k)(2) under the Act, each Reporting Person is filing this Amendment No. 5 to Schedule 13D on its own behalf and not on behalf of any other person. Attached hereto as Exhibit 1 is the statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Act.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The aggregate purchase price of the 221,000 shares of Common Stock referred to in Item 5(c) was $27,211. The shares were acquired with available funds of each of the Reporting Persons.

Item 4.  PURPOSE OF TRANSACTION.


         Item 4 is amended and restated to read in its entirety as follows:

         The Issuer disclosed in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 that "it may not be able to meet its increased cash requirements." As disclosed in that Report and elsewhere, the Issuer has suffered a number of financial difficulties and has engaged in several reorganizations and restructurings as a result of those difficulties. The Quarterly Report states that:

     "Coram has experienced pressure on liquidity due to its current levels of debt and the pace of its cash collections compared with its obligations to pay its vendors, suppliers, creditors and employees. Coram has reviewed its business plan for operations in light of the termination of the Aetna Master Agreement, the liquidation of R-Net and the potential sale of the CPS business. Coram's business plan does not provide for financial results that would guarantee sufficient liquidity to discharge debt obligations coming due in Fiscal 2001 or guarantee payment of cash interest on debt during Fiscal 2000. Coram is currently in discussions with the holders of the Series A and Series B Notes regarding additional debt restructuring. Such restructuring would likely include a conversion of a material portion of this debt to some form and amount of equity."

         The Reporting Persons were concerned that, absent representation of their interests in the contemplated discussions, the Issuer would embark upon a course of action that would be materially detrimental to their interests and the interests of other shareholders. They were particularly concerned that a restructuring that would be unduly dilutive of their interests might be proposed. Therefore, the Reporting Persons each engaged counsel to represent them with respect to their investments in the Issuer in general and any proposed restructuring of the obligations represented by the Issuer's Series A and Series B Notes in particular.

         Unfortunately, the Reporting Persons' concerns proved justified. After Management of the Issuer ("Management") had indicated a willingness to enter into discussions with representatives of the Reporting Persons, they did not make themselves available for any such discussions. Instead, without any prior notice to the representatives who had been in contact with Management, on August 8, 2000, the Issuer filed for protection under Chapter 11 of the U.S. Bankruptcy Code. On August 9, 2000 the Issuer filed a proposed Plan pursuant to Chapter 11 under which $71 million of indebtedness under the Series A and Series B Notes would be converted into all of the equity interest in the Issuer's operating subsidiary, $180 million of such indebtedness would remain outstanding on revised terms and the Issuer would be dissolved with nothing distributed to holders of the Issuer's Common Stock.

         The Reporting Persons believe that the enterprise value of the Issuer is substantially in excess of the Issuer's outstanding obligations and, that, therefore, the proposed Plan is manifestly unfair. The Reporting Persons actively sought to form an equity committee to represent the interests of holders of the Common Stock in the pending bankruptcy proceedings of the Issuer.

         On October 20, 2000, the U.S. Trustee appointed by the Bankruptcy Court appointed an equity committee (the "Equity Committee"). The Reporting Persons believe that the Equity Committee will adequately represent the interests of stockholders of Coram. Accordingly, most of the Reporting Persons have terminated their engagement of legal counsel specifically retained to represent them with respect to their investments in the Issuer.

         On November 21, 2000, the Equity Committee filed its objections to the proposed plan and it is anticipated that the Equity Committee may oppose other restructuring proposals, propose alternative restructuring proposals, or make other proposals with respect to an extraordinary transaction, such as a merger, reorganization or liquidation of the Issuer that could relate to or result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

         Depending on market conditions and other factors that each may deem material to its investment decision, the Reporting Persons may purchase additional shares of Common Stock in the open market or in private transactions or may dispose of all or a portion of the Shares that such Reporting Persons now own or hereafter may acquire.

         Other than as described in Item 2 and this Item 4, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D (although they reserve the right to develop such plans).

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated to read in its entirety as follows:

         Each of the calculations in this Item 5 is based on 49,638,452 shares of Common Stock outstanding as of November 20, 2000, as reported in the Issuer's most recent Form 10-Q.

         Solely by virtue of the matters described in Item 4 above, the Reporting Persons may be deemed to constitute a group within the meaning of
Section 13(d)(3) of the Act and may be deemed to have acquired beneficial ownership of the shares of Common Stock owned or deemed beneficially owned by the other Reporting Persons. The Reporting Persons, in the aggregate, own a total of 6,993,409 shares of Common Stock, which constitutes approximately 14.1% of the outstanding Common Stock. Each Reporting Person disclaims beneficial ownership of all such shares of Common Stock owned by other Reporting Persons.

         (a)

         MR. J. BLANK

         The aggregate number of shares of Common Stock that Mr. J. Blank beneficially owns pursuant to Rule 13d-3 of the Act is 800,000, which constitutes approximately 1.6% of the outstanding shares of Common Stock.

         MR. A. BLANK

         The aggregate number of shares of Common Stock that Mr. A. Blank beneficially owns pursuant to Rule 13d-3 of the Act is 250,000, which constitutes approximately 0.5% of the outstanding shares of Common Stock.

         AEOW

         The aggregate number of shares of Common Stock that AEOW beneficially owns pursuant to Rule 13d-3 of the Act is 50,000, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

         MR. FALK

         The aggregate number of shares of Common Stock that Mr. Falk beneficially owns pursuant to Rule 13d-3 of the Act is 45,000, which constitutes less than 0.1% of the outstanding shares of Common Stock.

         MR. HANDY

         The aggregate number of shares of Common Stock that Mr. Handy beneficially owns pursuant to Rule 13d-3 of the Act is 500,000, which constitutes approximately 1.0% of the outstanding shares of Common Stock.

         HELLER L.P.

         The aggregate number of shares of Common Stock that Heller L.P. beneficially owns pursuant to Rule 13d-3 of the Act is 350,000, which constitutes approximately 0.7% of the outstanding shares of Common Stock.

         OSHER TRUST

         The aggregate number of shares of Common Stock that the Osher Trust beneficially owns pursuant to Rule 13d-3 of the Act is 1,550,000, which constitutes approximately 3.1% of the outstanding shares of Common Stock.

         MR. OSHER

         The aggregate number of shares of Common Stock that Mr. Osher beneficially owns pursuant to Rule 13d-3 of the Act is 1,550,000, which constitutes approximately 3.1% of the outstanding shares of Common Stock.

         JB CAPITAL

         The aggregate number of shares of Common Stock that JB Capital beneficially owns pursuant to Rule 13d-3 of the Act is 50,000, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

         RHH COMPANY

         The aggregate number of shares of Common Stock that RHH beneficially owns pursuant to Rule 13d-3 of the Act is 350,000, which constitutes approximately 0.7% of the outstanding shares of Common Stock.

         MR. HAYDON

         The aggregate number of shares of Common Stock that Mr. Haydon beneficially owns pursuant to Rule 13d-3 of the Act is 1,713,409, which constitutes approximately 3.5% of the outstanding shares of Common Stock.

         BEDFORD PARTNERS

         The aggregate number of shares of Common Stock that Bedford Partners beneficially owns pursuant to Rule 13d-3 of the Act is 1,785,000, which constitutes approximately 3.6% of the outstanding shares of Common Stock.

         BEDFORD ADVISORS

         The aggregate number of shares of Common Stock that Bedford Advisors beneficially owns pursuant to Rule 13d-3 of the Act is 1,785,000, which constitutes approximately 3.6% of the outstanding shares of Common Stock.

         MR. EISEN

         The aggregate number of shares of Common Stock that Mr. Eisen beneficially owns pursuant to Rule 13d-3 of the Act is 1,785,000, which constitutes approximately 3.6% of the outstanding shares of Common Stock.

         (b)

         MR. J. BLANK

         Mr. J. Blank has sole voting and dispositive power with respect to 800,000 shares of Common Stock, which constitutes approximately 1.6% of the outstanding shares of Common Stock.

         AEOW

         AEOW has sole voting and dispositive power with respect to 50,000 shares of Common Stock, which constitutes approximately 0.1% of the outstanding shares of Common Stock. Mr. Weinstein, as sole trustee of the Weinstein Trust, Mr. Osher, as trustee of the Osher Trust, and JB Capital have shared voting and dispositive power with respect to the shares held by AEOW.

         MR. A. BLANK

         Mr. A. Blank has sole voting and dispositive power with respect to 250,000 shares of Common Stock, which constitutes approximately 0.5% of the outstanding shares of Common Stock.

         MR. FALK

         Mr. Falk has sole voting and dispositive power with respect to 45,000 shares of Common Stock, which constitutes less than 0.1% of the outstanding shares of Common Stock.

         MR. HANDY

         Mr. Handy has sole voting and dispositive power with respect to 500,000 shares of Common Stock, which constitutes approximately 1.0% of the outstanding shares of Common Stock.

         HELLER L.P.

         Heller L.P. has sole voting and dispositive power with respect to 350,000 shares of Common Stock, which constitutes approximately 0.7% of the outstanding shares of Common Stock. RHH has sole voting and dispositive power with respect to the shares held by Heller L.P.

         OSHER TRUST

         The Osher Trust has sole voting and dispositive power with respect to 1,500,000 shares of Common Stock, which constitutes approximately 3.0% of the outstanding shares of Common Stock. The Osher Trust has shared voting and dispositive power with respect to 50,000 shares held by AEOW, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

         MR. OSHER

         Mr. Osher is the trustee of the Osher Trust and has sole voting and dispositive power with respect to 1,500,000 shares of Common Stock, which constitutes approximately 3.0% of the outstanding Common Stock. Mr. Osher, as trustee of the Osher Trust, also has shared voting power with respect to 50,000 shares held by AEOW, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

         JB CAPITAL

         JB Capital has shared voting and dispositive power with respect to 50,000 shares of Common Stock held by AEOW, which constitutes approximately 0.1% of the outstanding shares of Common Stock.

         RHH

         RHH has sole voting and dispositive power with respect to 350,000 shares of Common Stock held by Heller L.P., which constitutes approximately 0.7% of the outstanding shares of Common Stock.

         MR. HAYDON

         Mr. Haydon has sole voting and dispositive power with respect to 942,909 shares of Common Stock, which constitutes approximately 1.9% of the outstanding shares of Common Stock. Mr. Haydon has shared dispositive power with respect to 770,500 shares of Common Stock, which constitutes approximately 1.6% of the outstanding shares of Common Stock.

         BEDFORD PARTNERS

         Bedford Partners has sole voting and dispositive power with respect to 1,785,000 shares of Common Stock, which constitutes approximately 3.6% of the outstanding shares of Common Stock. Bedford Advisors, as investment advisor to Bedford Oak Management LLC, the general partner of Bedford Partners, has sole voting and dispositive power with respect to the 1,785,000 shares of Common Stock, held by Bedford Partners. Mr. Eisen, as the Managing Member of Bedford Advisors, has sole voting and dispositive power with respect to the shares held by Bedford Partners.

         BEDFORD ADVISORS

         Bedford Advisors, as investment advisor to Bedford Oak Management LLC, the general partner of Bedford Partners, has sole voting and dispositive power with respect to 1,785,000 shares of Common Stock, held by Bedford Partners, which constitutes approximately 3.6% of the outstanding shares of Common Stock. Mr. Eisen, as the Managing Member of Bedford Advisors, has sole voting and dispositive power with respect to the shares held by Bedford Partners.

           MR. EISEN

         Mr. Eisen, as the Managing Member of Bedford Advisors, has sole voting and dispositive power with respect to 1,785,000 shares of Common Stock, held by Bedford Partners, which constitutes approximately 3.6% of the outstanding shares of Common Stock.

         (c) Several of the Reporting Persons effected the following transactions with respect to shares of Common Stock of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. Unless otherwise indicated, all transactions were effected on the over-the-counter Bulletin Board.


Reporting Person          Date         Shares Purchased/Sold (-)    Average Price
----------------          ----         -------------------------   --------------
Mr. Handy                10/11/00              22,500                   $0.1225


Mr. Falk                  9/06/00               1,000                    $0.090
                         10/31/00               9,000                    $0.220


Mr. J. Blank             10/16/00              12,000                    $0.110


Heller L.P.              10/16/00              44,500                    $0.110


Osher Trust              10/11/00             132,000                   $0.1225

         No other Reporting Person has effected any transactions in Common Stock since the filing of Amendment No. 4 to the Schedule 13D.

            (d) No persons other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in Item 5, except to the extent that the investment advisory clients of Mr. Haydon may have such rights pursuant to the terms of their advisory agreements.

            (e) As of October 20, 2000, the Reporting Persons ceased to be deemed beneficial owners of more than five percent of the Issuer's Common Stock.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Exhibit 1 Statement made pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    December 19, 2000

JB CAPITAL MANAGEMENT, INC. (1)                AEOW '96, LLC


By:      /s/ Jerome Blank*                     By:      Will K. Weinstein
         -------------------                              Revocable Trust
Name:    Jerome Blank                                     UTA dated 2-27-90
         -------------------                   Its:     Executive Member-Manager
Title:   President
           -------------------                 By:      /s/ Will K. Weinstein
                                                        -----------------------
BERNARD OSHER TRUST                            Name:    Will K. Weinstein
UTA dated 3-8-88                                        -----------------------
                                               Title:   Trustee
By:      /s/ Bernard Osher                              -----------------------
         ---------------------
Name:    Bernard Osher
         ---------------------
Title:   Trustee
         -------------------

HELLER FAMILY L.P.                           RHH COMPANY
By:      RHH Company                         By:      /s/ Harvey Heller
Its:     General Partner                              -------------------
                                             Name:    Harvey Heller
By:      /s/ Harvey Heller                            -------------------
         ---------------------               Title:   President
Name:    Harvey Heller                            -------------------
         ---------------------
Title:   President
         ---------------------

/s/ Jerome Blank*                            /s/ Andrew Blank*
-------------------                          -----------------------
Jerome Blank (1)                             Andrew Blank (1)

/s/ F. Philip Handy                          /s/ Harry Heller Falk
-------------------                          -----------------------
F. Philip Handy                              Harry Heller Falk

/s/ Richard L. Haydon                        /s/ Bernard Osher
---------------------                        ------------------------
Richard L. Haydon                            Bernard Osher

BEDFORD OAK PARTNERS, L.P.                   BEDFORD OAK ADVISORS, LLC

By:      Bedford Oak Advisors, LLC
Its:     Investment Advisor

         By:  /s/ Harvey P. Eisen            By:      /s/ Harvey P. Eisen
              ---------------------               -----------------------------
         Name:    Harvey P. Eisen            Name:        Harvey P. Eisen
              ---------------------               -----------------------------
         Title:   Managing Member            Title:       Managing Member
              ---------------------               -----------------------------

/s/ Harvey P. Eisen                          *By: /s/ Richard F. Levy
---------------------                             -----------------------------
Harvey P. Eisen                                       Richard F. Levy
                                                      Attorney-in-Fact

(1) A power of attorney authorizing Richard F. Levy to act on behalf of this Reporting Person has previously been filed with the SEC.

                                    EXHIBIT 1

         Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, the undersigned agree that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Dated:    December 19, 2000

JB CAPITAL MANAGEMENT, INC. (1)              AEOW '96, LLC


By:      /s/ Jerome Blank*                   By:      Will K. Weinstein
         -------------------                          Revocable Trust
Name:    Jerome Blank                                 UTA dated 2-27-90
         -------------------                 Its:     Executive Member-Manager
Title:   President
         -------------------                 By:      /s/ Will K. Weinstein
                                                      -------------------------
BERNARD OSHER TRUST                          Name:    Will K. Weinstein
UTA dated 3-8-88                                        -----------------------
                                             Title:   Trustee
By:      /s/ Bernard Osher                            -------------------------
         ---------------------
Name:    Bernard Osher
         ---------------------
Title:   Trustee
         ---------------------

HELLER FAMILY L.P.                           RHH COMPANY
By:      RHH Company                         By:      /s/ Harvey Heller
Its:     General Partner                              -------------------------
                                             Name:    Harvey Heller
By:      /s/ Harvey Heller                            -------------------------
         ---------------------               Title:   President
Name:    Harvey Heller                                -------------------------
         ---------------------
Title:   President
         ---------------------

/s/ Jerome Blank*                            /s/ Andrew Blank*
-------------------                          -----------------------
Jerome Blank (1)                             Andrew Blank (1)

/s/ F. Philip Handy                          /s/ Harry Heller Falk
-------------------                          -----------------------
F. Philip Handy                              Harry Heller Falk

/s/ Richard L. Haydon                        /s/ Bernard Osher
---------------------                        ------------------------
Richard L. Haydon                            Bernard Osher

BEDFORD OAK PARTNERS, L.P.                   BEDFORD OAK ADVISORS, LLC

By:      Bedford Oak Advisors, LLC
Its:     Investment Advisor

         By:  /s/ Harvey P. Eisen            By:  /s/ Harvey P. Eisen
              ---------------------               ----------------------
         Name:    Harvey P. Eisen            Name:    Harvey P. Eisen
               ---------------------               ---------------------
         Title:   Managing Member            Title:   Managing Member
               -------------------                 ---------------------

/s/ Harvey P. Eisen                          *By: /s/ Richard F. Levy
---------------------                             ----------------------
Harvey P. Eisen                                       Richard F. Levy
                                                      Attorney-in-Fact

(1) A power of attorney authorizing Richard F. Levy to act on behalf of this Reporting Person has previously been filed with the SEC.